November 4, 2005

April Sifford
Branch Chief
Division of Corporate Finance, Mail Stop 7010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Core Laboratories N.V.

Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 13, 2005

Dear Ms. Sifford:

Thank your for your letter dated October 25, 2005 with its follow-up questions on our Performance Share Award Program (the "PSAP"). Our comments to your queries are listed below in the order in which they were presented in your letter.

  Please expand the charts that you provided on Attachments 1 and 2 to include each of the quarters of 2003.

  We have attached the same charts, but have expanded them to include the information by quarter for 2003 on the same basis as previously provided for 2004. The attachment demonstrates that our total stock return for 2003 and each of the quarters presented on the attachment was below the target when compared to the total shareholder return of the members of the OSX. Therefore, we did not believe that achievement of the metric was probable at the end of the December 31, 2004 measurement period.

  Please explain why you do not believe that it was appropriate to record expense in 2003 or 2004 for Tranche 2 and Tranche 3 of your plan.

  Tranche 1, 2, and a portion of Tranche 3 are driven off the stock price performance of our Company's shares in relation to the stock price performance of the members of the OSX and because of reasons discussed below, we had concluded that it was not probable the performance metrics would be achieved at the end of the respective three year measurement periods. We believe that it is difficult to determine with any certainty the future performance of our shareholder return in relation to that of the members of our OSX peer group when the time remaining in a particular measurement period is longer than a twelve month time frame. The analysis revolves not just around how well we may provide returns to our shareholders, but also how well the peer group may provide returns to their shareholders. Accordingly, we must make a determination as to whether we believe it is probable that our performance at the end of a measurement period some time in the future will outperform that of our peer group's shareholder return at the end of that distant measurement period.

  Many factors affect our Company's stock performance over a period as long as the plan's three year measurement period; the preponderance of which may be outside the control of the Company itself on a short-term basis as the stock market may react with significant volatility unrelated to issues impacting oil service companies, or Core Laboratories. In addition to the typical volatility associated with the broad markets, the primary influences on our determination of probability are focused on the market's valuation of the oil service sector in general and our Company in particular:

    The Oil Service Sector - The performance of a particular industry may not reflect what each and every company in that industry may experience; for example, in the oil service sector (as sometimes represented by the OSX), the same factors affecting most of the industry may affect, positively or negatively, any particular company's stock more than it does the other members of that industry. Examples are:

      when a particular geographic market is more in favor such as occurred during these measurement periods when analysts preferred peer companies that had greater exposure to North America where drilling activity had increased significantly rather than companies with the majority of their exposure outside of North America as we do;

      when analysts prefer peer companies with greater exposure to one commodity over another such as the case now when they prefer companies that offer the majority of their services to natural gas plays as opposed to oil plays - in these measurement periods companies with more natural gas exposure were more favored by analysts rather than crude oil; unfortunately, from their perspective the majority of our exposure is to crude oil and its derived products as opposed to natural gas, or when analysts' preference has been focused on those oil service companies that have the ability to raise prices without facing great elasticity in demand. Those companies' businesses typically revolve around offering services like pressure pumping and contract drilling. Because of a tight balance between demand for their crews and equipment, and the lack of new supply of those crews, those service companies have been able to raise prices considerably more than just at the rate their costs may have gone up. Our pricing model does not allow us to raise prices in a similar fashion; consequently many analysts' preference runs to those companies in the peer group with that pricing power.

    Core Lab's Individual Performance - If the plan is providing the results that it was designed to create, then over time, management of the company will execute its business plan such that its financial and operational results will outperform the peer group. Therefore, over time, these contributions from management should become visible to the market and then be rewarded through a higher stock price as a result of higher relative earnings and/or multiple expansion - both of which should bring the company an increasing stock price and consequently an increasing shareholder return, on a relative basis, when compared to the peer group. The time necessary to allow management's plan to show these relative results was determined by the Company's Board to be three years and, accordingly, such time period was selected as the appropriate measurement period for the PSAP.

Given the significant influence that items (a) and (b) above play on our stock, we did not believe it was probable that the performance targets would be attained as of December 31, 2004 for Tranche 2 or Tranche 3. Our experience has been that only once you are well within the measurement period does management have sufficient clarity to conclude it is probable that its relative shareholder return will exceed that of the peer group at the end of the measurement period.

Please let me know if you have any follow-up comments/questions.

Sincerely,

Richard L. Bergmark
Executive Vice President

cc: Sandy Eisen